Forest Laboratories, Inc.
909 Third Avenue
New York, New York 10022-4731

March 18, 2009

VIA EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:          Forest Laboratories, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2008
File No. 001-05438

Dear Mr. Rosenberg:

We refer to the comment letter dated February 5, 2009 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the Form 10-K for the fiscal year ended March 31, 2008 of Forest Laboratories, Inc. (the “Company”) filed with the Commission on May 30, 2008 (the “Form 10-K”).

We have set forth below the text of each of the Staff’s comments noted in the comment letter, followed by the Company’s response.  The Company expects that it will revise future filings as noted in the responses indicated below.

*  *  *  *  *  *

Form 10-K
Item 15. Exhibits and Financial Statements

Comment 1:  It appears that you have not filed as exhibits to your filing copies of the following agreements relating to your products:

•	License and Collaboration Agreement with Cypress Bioscience for the development and marketing of Milnacipran (the “Cypress License”);
•	License Agreement between Cerexa and Takeda Pharmaceutical Company for the development of ceftaroline (the “Takeda License”);
•	Agreement with Novexel, S.A. for the development, manufacture and commercialization of NXL 104 in combination with ceftaroline (the “Novexel License”);
•	Partnership agreement with Ironwood Pharmaceuticals, Inc. to co-develop and co-market the compound linaclotide (the “Ironwood Collaboration Agreement”); and
•	A licensing agreement with Merck Sante s.a.s. for the exclusive marketing and distribution in the U.S. of Campral (the “Merck Sante License”).

Please file each of these agreements as an exhibit to your filing or, alternatively, please provide us with a supplemental analysis detailing why each agreement listed above is not material to your company.

Response:

As discussed in our April 3, 2008 response (the “2008 Forest Response”) to the Staff’s comment letter regarding our Form 10-K for the Year Ended March 31, 2007, the relevant portion of which is attached hereto at Appendix A, the Company files license and acquisition agreements as exhibits only when they are, or when they become, material to the Company within the meaning of Item 601(b)(10) of Regulation S-K, which provides that agreements entered into in the Company’s ordinary course of business are not required to be filed as “material contracts” except to the extent the Company’s business is “substantially dependent” on such contracts or another exception under Item 601(b)(10) applies (none of which apply to the contracts referenced by the Staff).

The Company’s business model continues to be based on the in-licensing or acquisition of new product opportunities for development with the object of obtaining regulatory approval of and ultimately commercializing FDA-approved pharmaceutical products.  As described in the 2008 Forest Response, license agreements associated with such development opportunities are entered into in the ordinary course of the Company’s business.  The Company periodically reviews such agreements against the Regulation S-K definition.

We note that, other than Campral, which is discussed below, at the time of filing of the 2008 Annual Report on Form 10-K, the products which are the subject of the agreements referenced by the Staff were all in various stages of research and development.  More specifically, at the time of filing of the 2008 Annual Report:

•
Linaclotide, to which the Company acquired rights under the Ironwood Collaboration Agreement, had completed Phase II and it was anticipated that Phase III studies would commence in the second half of calendar 2008;

•	NXL 104 in combination with ceftaroline, the product licensed under the Novexel License, had yet to commence Phase I;

•	Ceftaroline, in-licensed by Forest’s wholly owned subsidiary Cerexa, Inc. under the Takeda License, had just completed enrollment for two sets of Phase III studies; and

•	Milnacipran, under license from Cypress Bioscience, Inc., had completed Phase III, but was awaiting final review from the FDA, with the FDA response date anticipated to be in October 2008.

The status of development of each of the above development projects was reported in the Company’s Annual Report on Form 10-K.  Subsequent to the fiscal year end, in January 2009, the FDA approved milnacipran for the treatment of fibromyalgia.  Since the Company anticipates that this agreement may be material, the Company will file (in this instance by incorporating by reference to certain exhibits to the periodic reports filed by Cypress Bioscience, Inc.) a copy of the Cypress License in its Annual Report on Form 10-K for the period ending March 31, 2009.

We further confirm to the Staff as supplemental information, as we did with respect to the agreements covered by the 2008 Forest Response, that the commitments of research and development expense under any of the agreements referenced by the Staff did not account for more than 5% of the Company’s Net Revenues for the period covered by the Annual Report.

Campral, which is licensed to the Company under the Merck Sante License, is the only product referenced that is currently being commercialized by the Company and has been distributed by the Company since January 2005.  Sales of Campral accounted for less than one percent (1%) of Net Revenues for the Company’s 2008 fiscal year and accordingly are not material to the Company.  In the event Campral sales become material to the Company’s revenues in the future, the Company will file the Merck Sante License with the periodic report for the period in which product sales become material.

Signatures

Comment 2:  We note that your report was not signed on behalf of the registrant.  Please amend your report to include the required signature.

Response:

Our Annual Report on Form 10-K was duly signed on behalf of the Company; however, due to an error in our Edgarization of the file, the signature block with respect to the Company was inadvertently omitted from the text.  We have upgraded our system and do not anticipate that this will be an issue in the future.  We will amend our Annual Report on Form 10-K for the 2008 fiscal year to include the signature block with the conformed copy of a signature on behalf of the Company.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
8.  Intangible assets

Comment 3:  Please explain to us why it is appropriate to delay amortization of the payment to Mylan until 2011.  Include any reference to specific authoritative literature that supports this treatment.

Response:

On January 6, 2006, the Company entered into a Development and Commercialization Agreement (the “Mylan Agreement”) with Mylan Laboratories, Inc. (“Mylan”) for the product nebivolol, a beta-blocker for the treatment of hypertension.  Under the terms of the Mylan Agreement, the Company was required to pay Mylan, among other amounts, running royalties as well as commercial milestones based on the attainment of certain net sales levels.  Nebivolol received FDA approval in December 2007 and was commercially launched by Forest in January 2008 under the trade name Bystolic™.  In February 2008, the Company and Mylan amended the Mylan Agreement to provide for an upfront payment of $370 million for the value of Mylan’s interest in the commercial milestones and running royalties payable in calendar years 2011 through 2022 (patent expiry).  The amendment further provides for the Company to continue to pay Mylan royalties in the amounts originally provided by the terms of the Mylan Agreement for the first three (3) years of sales (calendar years 2008 through 2010), with a significantly reduced royalty payable during calendar years 2011 through 2022.

The Company will begin amortizing the $370 million payment in calendar 2011.  As per the terms of the amended agreement, the $370 million payment represented the current value of projected royalties and milestones which would have been paid beginning in January 2011 and lasting through patent expiry, or fiscal 2022.  The useful life of an intangible asset is defined as the period over which the asset is expected to contribute directly or indirectly to future cash flows.  Since we will continue paying royalties on the basis of the original Mylan Agreement for the first three (3) years after launch, the “useful life” of this asset is represented by the period 2011 through 2022.  In addition, recording amortization expense during the 2008 to 2011 period in which we continue to pay the original royalties would double the expense in the first three (3) years and disproportionately benefit future periods; periods in which we are actually deriving the benefit of the payment would have disproportionately lower expense.  Further, the Company will amortize the payment in proportion to revenues recorded, thereby matching the expense to sales.

Support for the Company’s accounting treatment of this payment can be found in several excerpts of paragraphs of Financial Accounting Standards No. 142 (FAS 142) “Goodwill and Other Intangible Assets”:

Paragraph 11 of FAS 142:  “The useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity.  The estimate of the useful life of an intangible asset to an entity shall be based on an analysis of all pertinent factors, in particular:

a. The expected use of the asset by the entity
b. The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate
c. Any legal, regulatory, or contractual provisions that may limit the useful life”

Paragraph 12 of FAS 142:  “A recognized intangible asset shall be amortized over its useful life to the reporting entity unless that life is determined to be indefinite.  If an intangible asset has a finite useful life, but the precise length of that life is not known, that intangible asset shall be amortized over the best estimate of its useful life.  The method of amortization shall reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up.”  [Emphasis added]

Paragraph 44 of Appendix B:  “The Board observed that the useful lives of intangible assets are related to the expected cash inflows that are associated with those assets.  Accordingly, the Board concluded that the amortization periods for intangible assets should generally reflect those useful lives and, by extension, the cash flow stream associated with them.  The Board noted that the useful lives and amortization periods of intangible assets should reflect the periods over which those assets will contribute to cash flows, not the period of time that would be required to internally develop those assets.”  [Emphasis added]

The foregoing accounting treatment has been reviewed by BDO Seidman, LLP, the Company’s independent registered public accountants, who agree with the accounting treatment and analysis described above.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Contractual Obligations

Comment 4:  Please revise your note to the table of contractual obligations to include the aggregate amount of potential milestone payments along with a description of the events that would trigger these payments.

Response:

The Company’s license agreements typically provide for potential future payments which are performance based and contingent upon the successful achievement of certain development or commercial milestones.  The very design of milestones reflects the fact that in the pharmaceutical industry there is a very high rate of change and failure in drug development.  Completion of trials, which depends on rates of enrollment and other factors, cannot easily be predicted.  Moreover the outcome of trials cannot be predicted and milestone payments are typically dependent on a trial’s successful completion.  Accordingly the Company is not able to estimate the amount and timing of development milestone payments that are “reasonably likely” to be paid.

By way of example, in certain of its collaborations, the Company and its partners have agreed to restructure milestone payments based on modifications to studies and information acquired during development, e.g., by redefining the milestone event, adding new milestones, and/or redefining or reallocating milestone payments.  In addition to modifications in drug development programs leading to the restructuring of milestone payments, study failures also lead to situations in which milestone payments are not triggered.  During fiscal years 2008 and 2009, the Company terminated two development projects due to failure of the products to exhibit satisfactory test results in development.  In February 2007 the Company terminated its collaboration agreement with Replidyne, Inc. for the development of faropenem medoxomil and in August 2007 the Company terminated its partnership agreement with Paion AG for the co-development of desmoteplase.  In each case, no additional milestones were paid following termination of the agreement.

The Company also believes that the specific terms and consideration connected to such milestone payments are proprietary and that detailed disclosure would be detrimental to the Company's competitive position.  We note that updates to each significant research and development project of the Company are included in the “Management’s Discussion and Analysis” section of each periodic report filed by us under the Securities and Exchange Act of 1934, as amended, and the regulations thereunder.  Moreover, expenditures under such license agreements are included in the disclosures of Research and Development Expense included and discussed in each such periodic report.

Finally, we note that we received no further comment from the Staff when we provided substantially the same response to a similar question raised by the Staff in connection with its review of our Form 10-K for the fiscal year ended March 31, 2004.

In light of the foregoing, we intend to include the following statement to be disclosed along with the table in our Form 10-K for the year ending March 31, 2009:

The Company’s income tax liabilities are not included in this table because the Company cannot be certain as to when they will become due.  See Note 14 to the Consolidated Financial Statements.  Milestone payments are not included in the schedule because the Company cannot, at this time, predict when or if the associated milestones are likely to be achieved.

Schedule 14A filed April 7, 2008
Item 13. Certain Relationships and Related Transactions, page 7

Comment 5:  We note that you have not included the information required under Item 404(b) of Regulation S-K related to your policies and procedures for the review, approval or ratification of transactions with related persons.  Please amend your Form 10-K for fiscal year 2008 to include a description of your policies and procedures for the review, approval or ratification of related party transactions, a statement of whether such policies and procedures are in writing and, if not, how such policies and procedures are evidenced and identify any transactions required to be reported since the beginning of the last fiscal year where such policies and procedures did not require review, approval or ratification or where such policies and procedure were not followed.

Response:

Set forth below as proposed disclosure with respect to the Company’s 2009 Form 10-K is a summary of the Company’s policies and procedures applicable to the review, approval and ratification of related party transactions.  With respect to the 2008 fiscal year, the only related party transaction which required approval and disclosure in the Company’s Annual Report on Form 10-K (through incorporation by reference to the Company’s proxy statement with respect to its 2008 Annual Meeting of Stockholders) was compensation of one executive officer.  The Company’s Compensation Committee approved such officer’s compensation in connection with its annual review and approval of all executive officer compensation and the material terms of such officer’s compensation were disclosed in the Company’s 2008 proxy statement.  In light of the limited nature of related party transactions with respect to the 2008 fiscal year, we propose to include substantially the following disclosure in our Form 10-K for the Fiscal Year ending 2009 (and not to amend our 2008 Form 10-K in this respect):

“The Company’s written Code of Business Conduct and Ethics provides that all conflicts of interest, which includes transactions with Related Persons (as defined in Item 404 of Regulation S-K), are prohibited unless approved by the Company’s Board of Directors or a Committee of the Board.  In addition, all directors and executive officers are required to annually complete a questionnaire to identify their related interests and persons, and are required to notify the Company of changes in that information.  These reports are reviewed in the first instance by the Company’s outside counsel.  If members of management or the Board become aware of a related person transaction, then with respect to matters other than executive officer compensation, the Audit Committee is responsible for reviewing and approving or ratifying any transaction or series of transactions in which the Company or a subsidiary is a participant, the amount involved exceeds $120,000 and a Related Person has a direct or indirect material interest.  The Compensation Committee is responsible for annually reviewing and approving compensation arrangements with executive officers of the Company whose annual compensation exceeds $120,000.  All transactions reported in the Company’s 2009 Proxy Statement were approved in accordance with these policies and procedures.”

We hereby confirm as supplemental information that such procedures were followed by the Company in connection with the related party compensation which was disclosed in the 2008 Form 10-K.

*  *  *  *  *  *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and that the Staff comments on the Form 10-K do not foreclose the Commission from taking any action with respect to the filing.  The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments relating to our responses to Comments 1, 2 or 5 please contact Melissa Cooper, the Company’s outside counsel at (212) 759-3300.  If you have any questions or comments related to Comments 3 or 4 please contact Francis I. Perier, Jr., the Company’s Chief Financial Officer at (212) 421-7850.

Sincerely,

Forest Laboratories, Inc.

By:  /s/ Herschel S. Weinstein
Herschel S. Weinstein
Vice President – General Counsel

cc:           Francis I. Perier, Jr.
Melissa Cooper
Appendix A

Item 15.  Exhibits and Financial Statement Schedules

Comment 2: It appears that you have not filed as exhibits to your filing copies of the following agreements relating to your products:

•	License Agreement between Cerexa and Takeda Pharmaceutical Company for the development of ceftaroline.
•	Collaboration and license agreement between the company and Almirall Prodesfarma S.A. for the development of aclidinium.
•	License and collaboration agreement between the company and Mylan Laboratories, Inc. for the development and commercialization of nebivolol.
•	Two collaboration agreements with Gedeon Richter Ltd. for the development of RGH-188.
•	License agreement with PAION GmbH for the development of desmoteplase.
•	License and collaboration agreement with Glenmark Pharmaceuticals S.A. for the development of GRC 3886.

Please file each of these agreements as an exhibit to your filing or, alternatively, please provide us with a supplemental analysis detailing why each of them is not material.

Response:

As described in the Company’s Annual Report on Form 10-K, the Company’s business model is based on the successful in-licensing or acquisition of new product opportunities, and the Company routinely seeks out, evaluates and negotiates license agreements pursuant to which it conducts research and development activities with the objective of obtaining United States Food and Drug Administration approval of new pharmaceutical products.

License agreements are entered into as a part of the Company’s ordinary course of business and, in accordance with Item 601(b)(10) of Regulation S-K, are not required to be filed as “material contracts” except to the extent the Company’s business is “substantially dependent” on such contracts.  (The agreements referenced by the Staff do not fall under any of the other exceptions set forth in subsection (ii) of Item 601(b)(10).)  Accordingly, the Company has historically filed such agreements only when they are, or when they become, material to the Company within the meaning of the above-cited provision of Regulation S-K, either because the Company’s payment obligations under the Agreement are material or because the research and development projects covered by the agreements have become material to the Company’s revenues.

At the time of filing of the 2007 Annual Report on Form 10-K, none of the license and collaboration agreements referred to by the Staff were material to the Company in either such respect.  Specifically, none of such license agreements cover products currently approved for marketing by the Company and the Company derived no revenues therefrom during the fiscal year covered by such 10-K.  In addition, the commitments of research and development expenses under any of such agreements individually did not account for more than 5% of the Company’s Net Revenues for such period.

We further point out that updates to each significant research and development project of the Company, including those covered by the agreements referred to by the Staff, are included in the “Management’s Discussion and Analysis” section of each periodic report filed by us under the Securities and Exchange Act of 1934, as amended, and the regulations thereunder.  Moreover, expenditures under such license agreements are included in the disclosures of Research and Development Expense included and discussed in each such periodic report.

In the ordinary course of the Company’s business, some of these pharmaceutical research and development projects will succeed while others will fail.  The history of the PAION GmBH agreement cited by the Staff helps to illustrate the reasons for the Company’s disclosure policy.   In August 2007, following the Company’s evaluation of Phase II study results of desmoteplase in which primary efficacy end points were not achieved, the Company terminated the PAION license agreement.  During the course of the agreement, the project never involved a material amount of the Company’s assets and, to the Company’s disappointment, failed to result in a marketable product; accordingly, the agreement would never have been material to the Company’s investors.

Except as referred to below with respect to the Mylan Agreement, the remaining license agreements referenced in your comment letter also cover research and development stage projects:  (i) the License Agreement between Cerexa and Takeda Pharmaceutical Company for the development of ceftaroline (the “Takeda License”), (ii) the Collaboration and License Agreement between the Company and Almirall Prodesfarma S.A. for the development of aclidinium (the “Almirall License”); (iii) the three collaboration agreements with Gedeon Richter Ltd. for the development of RGH-188, RGH-896 and MGlur1/5 compounds (the “RGH-188 License,” “RGH-896 License” and “MGlur License”, respectively); and (iv) License and Collaboration Agreement with Glenmark Pharmaceuticals S.A. for the development of GRC 3886 (the “Glenmark License”).

As noted above, at the time of the filing of the 2007 Annual Report on Form 10-K none of the Company’s obligations under these agreements were material to the Company.  Furthermore, the compounds and products covered by the agreements were in various stages of development at that time, i.e., Phase III studies had just commenced under each of the Takeda License and the Almirall License, Phase II studies had been commenced under the RGH-188 License, the compound covered by the Glenmark Agreement remained in Phase I, and early clinical development and discovery research were being performed pursuant to the RGH-896 License and the MGlur License, respectively.  Consistent with the above analysis, none of the agreements will be deemed material to the Company until such time as a product is launched under the agreement and such product becomes material to the Company’s revenues.  Until that time, we intend to continue our current practice of including disclosures in the Company’s periodic reports as to developments in the Company’s principal research and development activities and to continue to include the associated research and development costs in the Company’s research and development disclosures.

We note that in January 2008, the Company launched BYSTOLIC™, a novel beta blocker nebivolol that was licensed to it under the License and Collaboration Agreement between the Company and Mylan Laboratories, Inc. (the “Mylan License”).  On February 27, 2008, as reported in a Current Report on Form 8-K, the parties amended the Mylan License to provide for a one-time cash milestone payment of $370 million from us to Mylan and for the Company to assume Mylan’s commercial rights for BYSTOLIC™ in the United States and Canada and to be responsible for all future BYSTOLIC™ development expenses as well as all sales and marketing expenses.  Under the terms of the amendment, the Company will also continue to pay Mylan contractual royalties through calendar year 2010 after which it will pay an amount consistent with the royalty rates it generally pays with respect to its principal products for the supply of active pharmaceutical ingredient.  We concluded following the product launch and amendment of the Mylan License that the License and Amendment are now material to the Company and will therefore file the agreements as exhibits to the Company’s Annual Report on Form 10-K for the fiscal year ending March 31, 2008.